# AVALON WEALTH MANAGEMENT LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE

YEAR ENDED DECEMBER 31, 2019

AND REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69066 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Wealth Management LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway, Suite 3000
(No. and Street)

| Houston | Texas | 77019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy J. Kuria 713-238-2088
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melton & Melton, L.L.P
(Name – *if individual, state last, first, middle name*)

| 6002 Rogerdale Road, Suite 200 | Houston | Texas | 77072-1660 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Wyatt Hogan_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Avalon Wealth Management LLC_____ , as of __December 31_____ , 20__19____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

# N/A

_____
Signature

__Chief Legal Officer_____
Title

__Kimberly Jones_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AVALON WEALTH MANAGEMENT LLC

## TABLE OF CONTENTS



**MELTON & MELTON, L.L.P.**
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
**Avalon Wealth Management LLC**

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Avalon Wealth Management LLC (the "Company"), as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements, revised as described in Notes 5 and 6, present fairly, in all material respects, the financial position of Avalon Wealth Management LLC as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

### *Restatement of the Financial Statements*

As discussed in Notes 5 and 6 to the financial statements, the Company's 2019 receivables – related party, accounts payable – related party and revenues previously reported as $602,004, $15,932, and $3,002,227 should have been $601,599, $266,121, and $2,751,633, respectively. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Avalon Wealth Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

6002 Rogerdale, Ste. 200          Houston, Texas 77072          Tel 281-759-1120          Fax 281-759-5500

*Supplemental Information*

The information contained in Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, (collectively referred to as the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Avalon Wealth Management LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*[signature]*

We have served as Avalon Wealth Management LLC's auditor since 2013.
Houston, Texas
February 24, 2020, except for Notes 5 and 6, as to which the date is June 29, 2020

**AVALON WEALTH MANAGEMENT LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2019**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 266,725 |
| Receivables | 28,484 |
| Receivables - related party | 601,599 |
| Prepaid regulatory fees | 44,314 |
| Total assets | **$ 941,122** |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable - related party | $ 266,121 |
| State income taxes payable | 13,000 |
| Total liabilities | 279,121 |
| **Commitments and Contingencies** | |
| **Member's Equity** | 662,001 |
| Total liabilities and member's equity | **$ 941,122** |

(See Notes to Financial Statements)

**AVALON WEALTH MANAGEMENT LLC**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2019**

| | | |
|---|---|---:|
| **Revenues** | $ | 2,751,633 |
| | | |
| **Expenses:** | | |
| Employee compensation and benefits | | 1,138,020 |
| Regulatory fees | | 58,980 |
| General and administrative expenses | | 420,580 |
| | | 1,617,580 |
| | | |
| Income before state income taxes | | 1,134,053 |
| | | |
| **State Income Taxes** | | 13,000 |
| | | |
| Net income | $ | **1,121,053** |

# AVALON WEALTH MANAGEMENT LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
### For the Year Ended December 31, 2019

| | |
|---|---:|
| **Balance,** beginning of year | $ 280,387 |
| Distributions | (739,439) |
| Net income | 1,121,053 |
| **Balance,** end of year | $ 662,001 |

# AVALON WEALTH MANAGEMENT LLC
## STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2019

**Cash Flows from Operating Activities:**

| | |
|---|---:|
| Net income | $ 1,121,053 |
| Adjustments to reconcile net income to net | |
|   cash provided by operating activities: | |
|     Changes in operating assets and liabilities: | |
|       Receivables | (14,070) |
|       Receivables - related party | (601,599) |
|       Prepaid regulatory fees | (3,412) |
|       Accounts payable - related party | (35,629) |
|       State income taxes payable | 511 |
|         Total adjustments | (654,199) |
|         Net cash provided by operating activities | 466,854 |

**Cash Flows from Financing Activities:**

| | |
|---|---:|
| Advance from related party | 250,189 |
| Distributions | (739,439) |
|       Net cash used in financing activities | (489,250) |
| | |
|       Net change in cash and cash equivalents | (22,396) |

| | |
|---|---:|
| **Cash and Cash Equivalents**, beginning of year | 289,121 |
| **Cash and Cash Equivalents**, end of year | $ **266,725** |

# AVALON WEALTH MANAGEMENT LLC
# NOTES TO FINANCIAL STATEMENTS
# December 31, 2019

## NOTE 1 - DESCRIPTION OF THE COMPANY

### Nature of Operations

Avalon Wealth Management LLC (the "Company") is a Delaware limited liability company formed on February 8, 2012, as a limited purpose noncarrying broker-dealer. The Company completed its registration with the Securities Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on January 14, 2013. Avalon Advisors, LLC ("AA") is the sole member of the Company. The Company is engaged in private placements of investment funds. The Company is also approved to serve as principal underwriter and distributor of unlisted, continuously offered, closed-end registered investment companies ("Closed-End Funds"). The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Revenue from Contracts with Customers

Revenue is measured and recognized based on the five-step process outlined in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *Revenue from Contracts with Customers* (Topic 606). Revenue is determined based on the transaction price negotiated with the investment funds and/or the fund sponsors. While the Company's revenues are generally categorized as "placement fees," as they relate to the activities of the broker-dealer, these fees are derived from the sub-categories of fund-related fees as described as follows:

- Placement fees which are typically based upon a percentage of the value of the investor's committed or invested capital.
- Management fees, and incentive fee revenues, including carried interests, which are typically based upon a percentage of the value of the investor's invested capital in the underlying fund.

The performance obligation from placement fees is satisfied at the time an investment fund receives a commitment to invest from an investor introduced by the Company. The amount of fees received after the investment commitment is variably constrained due to factors outside of the Company's control, including market volatility and client behavior. Revenue is recognized when it is probable that a significant reversal will not occur that is generally each month or quarter-end as the investor account balance is resolved.

The Company may incur certain costs to obtain revenue contracts with its customers. These costs are expensed over the period of time that the services are expected to be provided to the customer.

The following table presents revenues by major source for the year ended December 31, 2019:

| | | |
|---|---|---|
| Management Fees | $ | 2,748,276 |
| Placement Fees | | 0 |
| Incentive Fees | | 3,357 |
| Total | $ | 2,751,633 |

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**Cash and Cash Equivalents**

The Company considers cash and cash equivalents to include all time deposits, certificates of deposit, and all highly liquid investments with original maturities of three months or less.

**Receivables**

Receivables for fees are shown net of allowances and are written off when they are determined to be uncollectible. An allowance for doubtful accounts is estimated through an analysis of the aging of receivables, assessments of collectibility based on historical trends and other qualitative and quantitative factors, including the Company's relationship with the fund sponsor, the financial health of the fund sponsor, current economic conditions, and whether the account is closed or active. No allowance was considered necessary by management at December 31, 2019.

**Income Taxes**

The Company's taxable earnings are included in the federal income tax return of AA; therefore, any taxable earnings are passed through to AA's members and taxed depending on their individual tax situations. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. The State of Texas has a gross margin tax that applies to the Company and is included in the consolidated state tax return filed by AA. State income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to AA.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations by the U.S. federal or state tax authorities for the tax years from 2016 through 2019. The Company reports tax-related interest and penalties in the provision for state income taxes. There were no tax-related interest or penalties in 2019.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

**NOTE 3 - COMMITMENTS AND CONTINGENCIES**

**Credit Risks**

At December 31, 2019 and at various times throughout the year, the Company maintained cash balances in a financial institution in excess of federally insured limits.

**Concentration Risks**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include fund sponsors, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Affiliated fund sponsors provided 74% of all commission fee income during 2019. At December 31, 2019, affiliated fund sponsors represent 95% of the Company's receivable balance. Management believes the Company's relationship with these fund sponsors is satisfactory.

**NOTE 4 - RELATED-PARTY TRANSACTIONS**

During 2019, the Company incurred $1,543,835 in expenses related to an expense sharing agreement the Company has with AA to provide personnel and administrative services on behalf of the Company. At December 31, 2019, the Company had $15,932 in payables to AA related to the reimbursement of direct expenses paid by AA on the Company's behalf. At December 31, 2019, the Company had $13,000 in payables related to state income taxes to be remitted by AA on behalf of the Company.

During 2019, the Company received $2,035,266 in commission fee income from fund sponsors that have common ownership with AA. At December 31, 2019, the Company had $601,599 in receivables from and $250,189 in payables to these fund sponsors.

**NOTE 5 – CORRECTION OF ERROR**

In June 2020, following the issuance of the Company's financial statements, it was discovered that $250,594 of revenue was erroneously recorded in 2019. The error was related to management fees associated with the Avalon Carlyle Private Equity Fund I, LP (the "Fund"). The management fees, which were based on committed capital in the Fund, were due to the Company until March 31, 2019 but not thereafter. The accompanying financial statements have been restated to correct the error. The correction resulted in a decrease in receivables – related party of $405, an increase in accounts payable – related party of $250,189, and a decrease in revenues of $250,594.

**NOTE 6 - NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had a net capital deficit of $(12,396) which was $31,004 below its required net capital of $18,608. The Company's net capital ratio was (22.5) to 1.

As a result of the restatement of the Company's financial statements discussed in Note 5, the Company was found to have a historical net capital deficiency at various points in time from August 2019 until the error was recognized and corrected in June 2020. Deficiencies in the net capital calculation are the result of this error correction and retroactive restatement of the Company's financial statements. From March 31, 2019 to April 30, 2020, over $1,000,000 in earnings were distributed to AA. Had the error been recognized when it occurred, the Company would have distributed less capital to AA to maintain compliance with all required ratios. All reimbursements to the Fund have been completed and the Company is currently in compliance with FINRA's Net Capital requirements.

**NOTE 7 - SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 24, 2020, except for Notes 5 and 6 as to which the date is June 29, 2020, the date the financial statements were available to be issued.

# AVALON WEALTH MANAGEMENT LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## As of December 31, 2019

**Computation of Net Capital:**

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | | $ 662,001 |
| Deductions and/or charges: | | |
| Prepaid regulatory fees | $ 44,314 | |
| Receivables | $ 630,083 | |
| Total non-allowable assets from Statement of Financial Condition: | | $ 674,397 |
| Net Capital | | $ (12,396) |

**Computation of Basic Net Capital Requirement:**

| | | |
|---|---|---|
| Minimum net capital required | | $ 18,608 |
| [1] Minimum dollar net capital requirement of reporting broker or dealer | | $ 5,000 |
| Net capital requirement | | $ 18,608 |
| Excess net capital | | $ (31,004) |
| Net capital less greater of 10% of [2] or 120% of [1] | | $ (40,308) |

**Computation of Aggregate Indebtedness:**

| | | |
|---|---|---|
| Accounts payable, accrued liabilities, expenses and other | $ 279,121 | |
| Total A.I. liabilities from Statement of Financial Condition: | | $ 279,121 |
| [2] Total aggregate indebtedness | | $ 279,121 |
| Percentage of aggregate indebtedness to net capital | | -2251.70% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | 0.00% |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019.

# AVALON WEALTH MANAGEMENT LLC
## COMPUTATION FOR DETERMINATION
## OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
## OF THE SECURITIES AND EXCHANGE COMMISSION
## As of December 31, 2019

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.

# AVALON WEALTH MANAGEMENT LLC
## INFORMATION RELATING TO POSSESSION OR CONTROL
## REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
## OF THE SECURITIES AND EXCHANGE COMMISSION
## As of December 31, 2019

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
**Avalon Wealth Management LLC**

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5(d)(2), in which (1) Avalon Wealth Management LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avalon Wealth Management LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Avalon Wealth Management LLC stated that Avalon Wealth Management LLC met the identified exemption provisions throughout the most recent year without exception. Avalon Wealth Management LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avalon Wealth Management LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melton & Melton LLP

Houston, Texas
February 24, 2020

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500



# AVALON
WEALTH MANAGEMENT

## Exemption Report Pursuant to SEC Rule 17a-5(d)(2)

I, Wyatt Hogan, FINOP of Avalon Wealth Management LLC ("AWM"), hereby state and report, to the best of my knowledge and belief, as follows:

1.  Securities and Exchange Commission ("SEC") Rule 15c3-3 (17 C.F.R.§240.15c3-3), adopted by the SEC pursuant to the Securities Exchange Act of 1934, as amended, is entitled "Customer protection—reserves and custody of securities" and requires broker-dealers that carry customer funds and securities to adhere to certain custody, control, and reserve requirements.

2.  AWM is exempt from the provisions of Rule 15c3-3 pursuant to the exemption in paragraph (k)(2)(i) of the Rule and met the exemption provisions throughout calendar year 2019, without exception, because it did not:

    (a)  Carry customer accounts of any kind;

    (b)  Receive customer funds or securities; or

    (c)  Otherwise hold funds or securities for, or owe money or securities to, customers.

3.  If AWM ever comes into possession of customer funds or securities, it will continue to follow AWM's procedures and IMMEDIATELY turn them over to the Chief Compliance Officer for logging and determination of disposition, either by returning to the owner or forwarding to the appropriate party (bank, issuer, escrow account, etc.).

Avalon Wealth Management LLC

By: _____
Wyatt Hogan, Chief Legal Officer

Date: July 27, 2020

2929 Allen Parkway, Suite 3000 · Houston, Texas 77019
Tel. 713.238.2050 · Fax 713.238.2051